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As Filed Pursuant to Rule 424(b)(3)
Registration No. 333-38486

Supplement to Prospectus
dated August 9, 2002

AMENDMENT TO THE iSTAR FINANCIAL INC.
DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

        The iStar Financial Inc. Dividend Reinvestment and Direct Stock Purchase Plan is hereby amended as of this 9th day of October, 2003, as follows:

Page 15. "The Plan—Purchase Date—Optional Cash Investments In Excess of $10,000."

        The last sentence of this subsection is replaced in its entirety by the following sentence:

        "The Pricing Period shall be no less than one but no more than 12 consecutive trading days commencing one business day after funds are due."

Page 16. "The Plan—Purchase Price—Optional Cash Investments In Excess of $10,000."

        This subsection is replaced in its entirety by the following language:

"OPTIONAL CASH INVESTMENTS IN EXCESS OF $10,000

        Shares purchased pursuant to an approved request for authorization will be purchased directly from us, at a price or method determined in our sole discretion, including the establishment of a "Minimum Price" as more fully described below. If we grant your request to purchase shares pursuant to a Request Form, the Administrator will pay a price equal to 100% (subject to change as provided below) of the unsolicited volume weighted average price, rounded to three decimal places, of our common stock reported by the New York Stock Exchange only, obtained from Bloomberg, LP for the trading hours from 9:30a.m. to 4:00p.m., Eastern time, for the trading day relating to each day of the Pricing Period. The Pricing Period for optional investments made pursuant to an approved Request Form will be the day or days set forth in the Request Form, which may be the Purchase Date or up to 12 consecutive trading days prior to and including the Purchase Date. The Purchase Price may be reduced by any discount that we have provided for optional cash investments in excess of $10,000 on such Purchase Date.

        We may set a minimum purchase price per share (the "Minimum Price") for optional cash investments in excess of $10,000 for any Pricing Period. We will determine whether to set a Minimum Price, and, if so, its amount, at least one business day before the first day of the Pricing Period. We will notify the Administrator of the Minimum Price, if any. In deciding whether to set a Minimum Price, we will consider current market conditions, the level of participation in the Plan and our current and projected capital needs.

        We will fix the Minimum Price for a Pricing Period as a dollar amount that the unsolicited volume weighted average price, rounded to three decimal places, of our common stock reported by the New York Stock Exchange only, obtained from Bloomberg, LP for the trading hours from 9:30a.m. to 4:00p.m., Eastern time, for each trading day of such Pricing Period (not adjusted for discounts, if any) must equal or exceed. Except as provided below, we will exclude from the Pricing Period and from the determination of the purchase price any trading day within the Pricing Period that does not meet the Minimum Price. We also will exclude from the Pricing Period and from the determination of the purchase price any day in which no trades of common stock are made on the New York Stock Exchange. Thus, for example, if the Minimum Price is not met for two of the trading days in a 10 day Pricing Period, then we will base the purchase price upon the remaining eight trading days in which the

Minimum Price was met, unless we have activated the pricing period extension feature for the Pricing Period as described below.

        We may elect to activate for any particular Pricing Period the pricing period extension feature which will provide that the initial Pricing Period will be extended by the number of days that the Minimum Price is not satisfied, or on which there are no trades of our common stock reported by the New York Stock Exchange, subject to a maximum of five trading days. If we elect to activate the pricing period extension feature and the Minimum Price is satisfied for any additional day that has been added to the initial Pricing Period, that day will be included as one of the trading days for the Pricing Period in lieu of the day on which the Minimum Price was not met or trades of our common stock were not reported. For example, if the determined Pricing Period is 10 days, and the Minimum Price is not satisfied for three out of those 10 days in the initial Pricing Period, and we had previously announced at the time of the Request Form acceptance that the pricing period extension feature was activated, then the Pricing Period will automatically be extended, and if the Minimum Price is satisfied on the next three trading days (or a subset thereof), then those three days (or a subset thereof) will be included in the Pricing Period in lieu of the three days on which the Minimum Price was not met. As a result, the Purchase Price will be based upon the 10 trading days of the initial and extended Pricing Period on which the Minimum Price was satisfied and all of the optional cash investment will be invested (rather than 30% being returned).

        In addition, we will return a portion of each optional cash investment in excess of $10,000 for each trading day of a Pricing Period or extended Pricing Period, if applicable, for which the Minimum Price is not met or for each day in which no trades of common stock are reported on the New York Stock Exchange ("unsubscribed funds"). Any aforementioned unsubscribed funds will be returned without interest within five business days after the last day of the Pricing Period, or if applicable, the extended Pricing Period, without interest. Thus, for example, the returned amount in a 10 day Pricing Period will equal one-tenth (1/10) of the total amount of such optional cash investment (not just the amount exceeding $10,000) for each trading day that the Minimum Price is not met or for each trading day in which sales are not reported.

        The establishment of the Minimum Price and the possible return of a portion of the investment applies only to optional cash investments in excess of $10,000. Setting a Minimum Price for a Pricing Period will not affect the setting of a Minimum Price for any other Pricing Period. We may waive our right to set a Minimum Price for any particular Pricing Period. Neither we nor the Administrator is required to give you notice of the Minimum Price for any Pricing Period.

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  As Filed Pursuant to Rule 424(b)(3) Registration No. 333-38486
  Supplement to Prospectus dated August 9, 2002
AMENDMENT TO THE iSTAR FINANCIAL INC. DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN